WILLIAMS SECURITIES LAW FIRM, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

813-831-9348

Michael@GoPublicDirect.com

September 13, 2012

Mr. Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:	E-World USA Holding, Inc.
Registration Statement on Form S-1
File No. 333-173681
Form RW

Dear Mr. Regan,

We are writing in response to your letter of July 17, 2012 concerning our letter of June 28, 2012 with respect to staff comments 2 and 74 in the comment letter dated December 12, 2011 related to Amendment No. 1 to the above-referenced registration statement.

We have been advised by the Company that in response to continuing communications with the staff on this matter, the Company hereby requests a Withdrawal of the current Registration Statement.

We are advised that it is the Company’s intention to do the following in the future:

•	Complete privately the offering that is part of a single transaction by completing the Warrant exercise part of the transaction
•	File a new Registration Statement on Form S-1 as a resale registration statement for the shares of common stock acquired upon the exercise of the Warrants in completing privately the offering that is part of a single transaction

We understand the staff may raise additional issues in the future concerning these matters after the Company’s withdrawal is effected and we will respond to any comments at that time.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.